# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Climb Global Solutions, Inc., CIK 0000945983
CUSIP: 946760105
Title of class of securities: Common
Address of issuer's principal executive offices: 4 INDUSTRIAL WAY WEST, SUITE 300, EATONTOWN, New Jersey (NJ), 07724
Date of event which requires filing of this statement: 03/02/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001740837

## Reporting persons
- AltraVue Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 38,426; shared voting power 207,055; sole dispositive power 245,481; shared dispositive power 0; aggregate amount beneficially owned 245,481 (5% of the class)

## Item 1. Issuer
Name of issuer: Climb Global Solutions, Inc.
Address of issuer's principal executive offices: 4 INDUSTRIAL WAY WEST, SUITE 300, EATONTOWN, NEW JERSEY, 07724.

## Item 2. Person Filing
Name of person filing: AltraVue Capital, LLC
Address of principal business office or, if none, residence:
11747 NE 1st Street, Suite 205
Bellevue, WA 98005-3018
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 245,481
Percent of class: 5.04%
Sole power to vote or to direct the vote: 38,426
Shared power to vote or to direct the vote: 207,055
Sole power to dispose or to direct the disposition: 245,481
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AltraVue Capital, LLC: Tom Parkhurst, COO & CCO (03/03/2026)